Exhibit 21

SUBSIDIARIES OF WIDEPOINT CORPORATION

State of
Entity Name	Incorporation
WP NBIL, Inc.	Illinois
WidePoint IL, Inc.	Illinois
Operational Research Consultants, Inc.	Virginia
iSYS LLC	Virginia
Protexx Technology Corporation	Delaware
Advanced Response Concepts Corporation	Delaware
WidePoint Ohio Real Estate Corp.	Ohio
WidePoint Solutions Corp.	Delaware